UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Consonus Technologies, Inc.
File No. 333-142635 - CF#20637

Consonus Technologies, Inc. submitted an application under rule 406 requesting confidential treatment for information it excluded from the Exhibits to an amended Form S-1 registration statement filed on August 9, 2007, as amended.

Based on representations by Consonus Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through July 1, 2009
Exhibit 10.22	through July 1, 2009
Exhibit 10.23	through July 1, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel